UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

April 16, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

16 April 2026

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

AWARD MADE UNDER THE SMITH & NEPHEW PLC RISE SHARE PLAN

As a part of RISE strategy, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted on 15 April 2026, under the Company's RISE Share Plan, a sub-plan of the Smith & Nephew plc Restricted Share Plan 2024.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 15 April 2026 under the Smith & Nephew plc RISE Share Plan.
Date of Transaction	2026 - 04 - 15
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	PDMR	Nil	50	N/A Single Transaction
John Rogers (Chief Financial Officer)	PDMR	Nil	50	N/A Single Transaction
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	Nil	50	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	Nil	50	N/A Single Transaction
Ajay Dhankhar (Chief Strategy & Corporate Development Officer)	PDMR	Nil	50	N/A Single Transaction
Craig Gaffin (President Global Orthopaedics)	PDMR	Nil	50	N/A Single Transaction
Rohit Kashyap (President AWM and Global Commercial Operations)	PDMR	Nil	50	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	Nil	50	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	Nil	50	N/A Single Transaction
Vasant Padmanabhan (President Research & Development, ENT & Emerging Markets)	PDMR	Nil	50	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	Nil	50	N/A Single Transaction
Scott Schaffner (Global President Sports Medicine)	PDMR	Nil	50	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 16, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary